82-35029

[redacted]

25 March 2008

08001614

Westfield

Westfield Group
Level 24, Westfield Towers
100 William Street
Sydney NSW 2011
GPO Box 4004
Sydney NSW 2001
Australia

Telephone 02 9358 7000
Facsimile 02 9358 7077
Internet www.westfield.com

SEC
Mail Processing
Section

SUPPL

MAR 26 2008

Washington, DC
101

The Manager
Company Announcements Office
ASX Limited
Level 4, Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

WESTFIELD GROUP (ASX:WDC)
NOTICE UNDER ASX LISTING RULE 3.13.1

In accordance with Listing Rule 3.13.1, we advise that the Annual General Meeting for Westfield Holdings Limited will be held on Friday, 23 May 2008 commencing at 10:00am at the Sofitel Wentworth located at 61 -101 Phillip Street, Sydney.

Yours faithfully
WESTFIELD GROUP

Simon Tuxen
Company Secretary

PROCESSED
APR 04 2008
THOMSON
FINANCIAL

END